EXHIBIT 99.8

CNBC – TV Channel

Interviewee: Vivek Paul, Vice Chairman, Suresh Senapaty, CFO and Raman Roy, Chairman, Wipro Spectramind and Sudip Banerjee, President Enterprise - Wipro Technologies.

CNBC: We have got live from Bangalore Vivek Paul who is Vice Chairman of Wipro, and we have got Suresh Senapaty, Chief Financial Officer of Wipro also joining us. In a bit, we will also be joined by Raman Roy of Spectramind, and Sudip Banerjee, President- Enterprise Division at Wipro.

Good morning Vivek, Suresh Senapaty, great to see you guys. Vivek you have had another good quarter and a strong guidance for the next one. What is it looking like? How is business matrix shaping up as we go forward? What are the key positive take away for this quarter?

Vivek Paul: First of all good morning to you as well and it is pleasure to be here. I think as you look at the numbers for this quarter, they indicate a lot of strength on multiple ways. I think, first of all as we saw, we achieved $300 million actually for the quarter much ahead of the guidance of 292, but more importantly what we saw was we saw growth in IT businesses coming in a double digits at 11%. We saw the benefits of Wipro’s integrated service lines where we did have a flattening quarter for BPO business, but strong quarter on IT and strong quarter on R&D, and so continued sustained business growth. So I think, if you look at the outlook from new clients prospective, we continue to see a pretty strong growth. We had 25 new accounts despite the fact that we had mentioned that there was uncertainty around the elections in US etc, but we have 35 new accounts, 23 in the US, so that was pretty good. If you look at new accounts revenue and pricing, we are actually getting pricing on the accounts at about 20% greater than what we are getting on existing accounts, so that is also plus and a positive. So whichever way we look at it, I think that we continue to see an environment where we are seeing stable pricing, we are seeing some pricing growth, we are seeing account introductions coming in at the same rate, and as a result pretty good volumes.

CNBC: Well, I will get Suresh Senapaty on this in a minute, Vivek, but I want to ask you about this pricing business, you said that new accounts have come in at 20% higher prices. When you speak about realizations going up, are we beginning to see the first signs of the cycle turning up in terms of prices, because your margin expansion have been driven by realizations in this quarter, is this a beginning of a trend because in the last few quarters you have not see too much of growth in realization.

Vivek Paul: I think, you know, if you look at realization, they get driven by three factors, one is the head-on negotiated price where as you go back to your customer and you say I have charging you dollar last quarter and I am going to charge you a dollar and 10 cents this quarter, that is not really happening a lot. So I think that head to head negotiation, still the environment is not strong for having those kinds of negotiations. However, there are two other factors that can drive your overall realizations, one is the mix and the mix in terms of the kinds of work that we do and we continue to see our high end services being ones that we can in fact drive and as a result you will get overall realizations up. The third is more productivity through fixed priced projects, and if you look at our fixed price project deals, they have gone up substantially over the last couple of quarters. So as a result, only prizing is perhaps is not as effective as other realization, there are multiple factors.

CNBC: Suresh Senapaty, the one thing which also stands out, is that, you said that, if you continue to apply the same accounting standards as last quarter, you would have seen your profits lower by 35 crores, take us through how you have treated the forex hedge and the marking to market this quarter and whether you have not passed on the entire mark to market down, and that is why you are saying the profits have been higher by 35 crores. Explain that little bit for us if you could.

Suresh Senapaty: You know, what we have done in the March accounts last year itself, we have adopted the cash flow hedging in the US GAAP. In the Indian GAAP the concept was accept, except that the new accounting standard which is applicable from 1st of April 2004, it has been clarified by the institute that it does not apply to cash flow hedging accounting. What this means is, because the company are doing hedging for future periods, for the next 6 months, next 1 year and 2 years, it is against the forecasted cash flow, so what it means is you do a mark to market of all your cover position, through the corporate from the date of the balance sheet, calculate in your balance sheet, but it flows to the P&L account in that particular month in which the transaction was supposed to happen, forecasted for, so that is the basis on which the cash flow hedging is done both under US GAAP and also in the Indian GAAP that is what we have followed.

Vivek Paul: And if I can just add, if your news are gleaning listening to that, very simply put, what it means is that what we have opted to do is to get a stable rupee dollar exchange rate over the next year or so. So there is no volatility in our reported earnings. So it is all based on performance and operations. Now, in quarters where you have a weak dollar, I think you do well. In quarter where you have a stronger dollar, we may not take a small setback. What we have chosen is stability over volatility and we think that would be better for us in the long run.

CNBC: Mr. Senapaty and Mr. Paul, good morning. In that case, can you ask at what exchange rate that you are looking at booking your forward covers now for the coming quarters, is that possible, in the current explanation that you given out.

Suresh Senapaty: Well we already have a position of about a billion dollars in terms of forex hedges. At this point in time, we would like to wait and watch and not necessarily, significantly alter the position as it exists today.

CNBC: Right, Mr. Paul quick question to you, in terms of the mix that you have talked about, towards the high end services and that has enabled you to get those better margins, improve your margins, and of course better realization across divisions, telecom, ER, those have been growth areas for you, were these the divisions that helped you in getting better realization for this quarter as well, is that likely to be the trend going forward?

Vivek Paul: I think that if you look at the realizations for this quarter, first of all, you know, I talked about the new accounts coming. I have to say that was a very small portion of this quarter, but we did see something like 27 out of our top 50 accounts grew at double digit growth rates. So as a result we did see strong growth in our existing accounts. If you look at pricing, we did see package implementation for example grow pretty strongly, I think it would be about 9% on a quarter-on-quarter basis. I think we saw in terms of the ADM practice, some of the higher end things like e-enabling, or data warehousing continue to pick up. We launched out RFID concept, so I think what we are seeing is up higher level services driving both volume and pricing.

CNBC: Suresh Senapaty what is the margin picture you are predicting from here on if you look at what Vivek was just telling us about realization, you add that to what you are doing with your hedging policy and then factor in some kind of salary increases which might kick in October for you, are you going to see margins stabilize around the 27% mark or will it slide back to 24-25%?

Suresh Senapaty: Well, you know, there are many areas on which we have done lot of operational improvements, whether it is offshore mix, little bit on the utilization and higher productivity, in the SG&A expenses. Also, there will some, you know like, the compensation review would be done in this particular, so we will see the impact of that being felt in this particular quarter and also we had about 0.6% in terms of IP sales, which is really uncertain because it is a lumpy one, we may get it, we may not get it. A combination of all these factors, so while we may see compensation increase and IP sale uncertainty, and little bit down the depreciation, there would be operational improvements that will be attempted to or continued momentum, we should be able to pass the or mitigate some of the down sides that can be there.

Vivek Paul: And if I can just pick up on the down side, I think as Suresh Senapaty talked about, I think that the key issue would be compensation cost, and I think that what we want to do is to make sure we manage the attrition rates. If you look at our BPO business we a managed a 15-18% rise in compensation for our employees in the last quarter and we are able to guide attrition down, I think the attrition in the IT and R&D businesses is rising, we plan to do some compensation increases, improve as much as we can on, by productivity, but the most important thing is that despite all this our ability to attract talent remains unchanged. Wipro as a key employer remains unchanged. We added over 3,000 employees this quarter, which is another quarter of strong growth and I think that our ability to feed our growth remains unabated.

CNBC: Vivek and Suresh Senapaty thanks very much for joining in. Of course your colleague Raman Roy and Sudip will be joining us after this break and they will take us through the Spectramind numbers and the Wipro performance from an enterprise solution perspective that is coming. There is more on Wipro, don’t go anywhere. When we came back, the chairs change, and you have got a new set of the top management of Wipro joining in to take us through the Wipro growth going forward. There you see, Raman Roy is up after this break, and then we will talk markets, don’t go anywhere, we will be right back in just couple of minutes.

CNBC: Welcome back you are still with the Wipro numbers, we just spoke with Vivek Paul and Suresh Senapaty and market has, there is still about 25 minutes to go before the markets are open. Bharti should be out in the next 5 minute, and we will tell you as soon as they come out, what they look like. Continuing with our board room with Wipro, we have got Raman Roy, Chairman of Wipro Spectramind, and Sudip

Banerjee who also Heads the Enterprise side of the business for Wipro, both joining in now. Sudip, Raman good morning to both of you. Raman lets start with you. Sum up your quarter for us. I just heard Vivek saying you have had a flattish quarter on the BPO side. What was it like?

Raman Roy: We had a subdued quarter. We grew quarter-on-quarter only about 2%, essentially driven by the decrease in some processes that we handle for our customers, their market going down. While the customers grew marginally, that process decreased for us. Some customers changed their business model and some one-time projects went away. So of the increases got built on that. Our outlook for the future continues to be bullish. We think we will come back to track and grow as industry or better levels.

CNBC: Raman could you just tell us, I mean, break it down for the late viewer what that process change that you are talking about. Is it that some of you existing clients actually cut down on the level of work that they do with you or you actually lost some clients in this quarter?

Raman Roy: Cut down I think is a very strong term, but certain aspects of the business, certain products that we were servicing from India like dial-up internet, the need or the selling of that product going down with the growth in another segment of the product. So the servicing that we do went down. For another customer on the retail side, the business model of the customer changed. It was catalog based, where people would call in and they went for a retail model where they would sell out of stores, and therefore the calls would not come in unless that customer did stop doing business with us.

CNBC: Right, Mr. Roy, so how is the realization story now shaping up for your division, has that been under pressure as well?

Raman Roy: No, I do not think so. We did realization in excess of $13 per hour, last quarter we said that the $14 that we did for that quarter was based on certain one-time revenue we had. We consistently maintained at between 13 and 14 dollars and we are pretty happy with the realization that we are getting.

CNBC: Mr. Banerjee good morning. How has your division being flaring, the high end service mix, has that been able to delivery the kind of strong numbers for this quarter as we heard from Mr. Paul a little while back.

Sudip Banerjee: Yes, we were very fortunate this quarter. We continued to have sequential double digit growth. In fact, we grew ahead of all other parts of the business, and the good news is that we grew in every segment. So all the verticals - retail, energy and utility, manufacturing, financial services, all showed healthy growth. In addition, in terms of our practices, we had practices like package implementation grew very fast, and also our application development and maintenance business grew very steadily, close to double digits. So we had an overall growth where the growth came from all the geographies, in fact we had more than 20% sequential growth from Europe this quarter.

CNBC: Sudip, could you just take us through what exactly happened in this quarter in Europe, because you have seen a 20% jump there. Could you give us some more clarity on what kind of new business you saw from there? Which verticals actually contributed the most? And when Vivek spoke about new contracts coming in at more than, at 20% higher pricing or realization, which verticals actually are you seeing this kind of growth at higher prices from?

Sudip Banerjee: Well I think the energy and utility story in Europe is the most successful one for us. We have very large customers there, and those customers are continuing to grow, plus we also added on 2 very large companies from the oil industry and we have started operations with them only this quarter. So, we are going to have, we continue to see good strong European numbers in the quarters to come.

CNBC: Right. Mr. Roy quick question to you, I will have to ask you a question on the whole outsourcing outcry, have you felt the crunch of that in this quarter and could this actually cascade into worsening affair going forward.

Raman Roy: Well, we said last quarter that we were seeing an impact and that there was deferment by a lot of customers. We see a decrease in that but it not being eliminated. People are in a wait and watch kind of a scenario and that did have an impact on the growth that we got in this quarter.

CNBC: Raman, Sudip, thanks very joining in and good luck for the rest of the quarter. Thanks very much.